August 31, 2023
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:  Julie Sherman and Al Pavot
Office of Industrial Applications and Services

Re:    Livent Corporation
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 24, 2023
Form 8-K Dated August 3, 2023
Filed August 3, 2023
File No. 001-38694

Ladies and Gentlemen:
Livent Corporation (“Livent” or the "Company" or “we” or “our”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 21, 2023 (the “Comment Letter”), to Livent’s Annual Report on Form 10-K filed with the SEC on February 24, 2023 for the fiscal year ended December 31, 2022 (the “Form 10-K”) and Current Report on Form 8-K filed with the SEC on August 3, 2023 (the “Form 8-K”).
Set forth below is the heading and text of each comment followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
1.We see that your revenue in 2022 increased by approximately 93%, or $392.8 million,versus $420.4 million for 2021 primarily due to higher pricing across all of your products partially offset by a slight decrease in sales volumes. We also note similar general explanations of the increase in revenues in your 10-Qs. Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. Please provide an expanded disclosure covering the material variances reflected in your 2022 and 2023 financial statements including revenues, gross margin percentages, and effective tax rates. Disclose also the impact of foreign exchange rate variances on each account that was materially impacted. The disclosure should identify the specific changes occurring during the period that materially impacted the corresponding revenue and expense accounts. It appears that your disclosure should address each factor identified on pages 23-24 unless the corresponding impact on your operating results was immaterial. See the relevant guidance in Item 303(b) of Regulation S-K and Section 501.12 of the Financial Reporting Codification.

Response
We acknowledge the Staff’s comment and respectfully note in future filings, where we describe two or more factors that contributed to a material change in a financial statement line item between periods, we will quantify where possible the extent to which each factor resulting in a material change contributed to the overall change in that line item. For future filings, we will address and separately quantify each factor identified on pages 23-24 of our Form 10-K that has a material impact to any material change of a financial statement line item between periods.
Set forth below is an illustrative example of the disclosure enhancements to our Management’s Discussion and Analysis described above, separately addressing and quantifying each factor identified on pages 23-24 that has a material impact to the respective change in financial statement line item between periods, using the relevant disclosure in our Form 10-K (changes that are in response to the Staff’s comments are marked).
2022 Highlights
The following are the more significant developments in our business during the year ended December 31, 2022:
•Revenue of $813.2 million in 2022 increased $392.8 million versus 2021. This increase was due to a $471.0 million net increase in revenue for favorable customer mix and pricing across our product lines, ~~primarily due to higher pricing across all our products~~ partially offset by a ~~slight~~ decrease in ~~sales volumes~~ revenue of $63.7 million driven by a net decrease in sales volumes across product lines and an unfavorable impact of foreign exchange rates of $14.5 million.
•Gross margin of $395.7 million in 2022 increased $307.3 million versus 2021 primarily due to a $471.0 million net increase in revenue for favorable customer mix and pricing across our product lines, ~~higher pricing across all of our products~~ partially offset by ~~higher logistics, raw material and other operating costs coupled with~~ a ~~slight~~ decrease in gross margin of $35.6 million driven by a net decrease in sales volumes across product lines, coupled with an increase in costs for unfavorable impact on gross margin from foreign exchange rates of $9.9 million and increased operating costs of $118.2 million for unfavorable raw materials mix and pricing, increased third party carbonate usage and an increase in royalties.
•Net income of $273.5 million in 2022 compared to net income of $0.6 million for 2021 was primarily due to a $307.3 million increase in gross margin and the $22.2 million gain on the Blue Chip Swap, ~~higher pricing across all of our products,~~ partially offset by $3.7 million higher Restructuring and other charges, ~~a slight decrease in sales volumes, higher logistics, raw material and other operating costs, $15.1~~ $9.6 million higher Equity in net loss of unconsolidated affiliate, ~~and~~ an increase to income tax expense of $38.6 million, and unfavorable foreign exchange rates of $4.7 million.
•Adjusted EBITDA of $366.7 million for 2022 increased $297.2 million compared to the 2021 amount of $69.5 million primarily due to a $307.3 million increase in gross margin ~~higher pricing across all of our products~~ partially offset by higher selling and administrative costs of $6.2 million and $3.6 million higher Equity in net loss of unconsolidated affiliate ~~a slight decrease in sales volumes and higher logistics, raw material and other operating costs~~.
Results of Operations — Years Ended December 31, 2022 and 2021
Year Ended December 31, 2022 compared with Year Ended December 31, 2021
Income tax expense
•Provision for income taxes for 2022 was an expense of $61.9 million resulting in an effective tax rate of 18.5%. Provision for income taxes for 2021 was an expense of $23.3 million resulting in an effective tax rate of 97.5%. The increase in income tax expense of $38.6 million ~~to $61.9 million~~ for 2022 compared to ~~the income tax expense of $23.3 million for~~ 2021 was primarily due to an increase in income from operations. The increase in income tax expense was partially offset by an increase in jurisdictional mix of earnings where the statutory rate is lower than the U.S. Federal statutory rate. Additionally, the increase in income tax expense was partially offset by fluctuations in foreign currency impacts in Argentina of $8.4 million and $15.5 million for 2022 and 2021, respectively. Within foreign currency impacts, Argentina tax law annually requires an increase to taxable income for inflationary adjustments in the period when the consumer price index fluctuates over a specific threshold, which for 2022 was met in the second quarter of 2022.
Note 5, page 72

2.Please disclose what has been deducted in presenting the "inventory, net" balance. Any allowance account should be separately presented if material.

Response
We acknowledge the Staff’s comment and respectfully note that our inventory balances are disclosed net of reserve for obsolescence of $4.6 million and $7.6 million as of December 31, 2022 and 2021, respectively. The reserve for obsolescence was not material to the overall inventory balances disclosed in Note 5 in our Form 10-K. In future filings, we will disclose the reserve amount separately if material to any of the balance sheet dates presented.

Form 8-K filed August 3, 2023
Exhibit 99.1, page 5

3.It appears that you are deducting a cash settled item in your adjusted cash provided by operations liquidity measure. Please clarify how you are compliant with Item 10(e)(1)(ii)(A) of Regulation S-K.

Response
We acknowledge the Staff’s comment. We respectfully note that our non-GAAP financial measure “Adjusted cash provided by operations” complies with the guidance set forth in SEC Release No. 34-47226 (the “Non-GAAP Release”). We acknowledge that the Non-GAAP Release refers in part to amendments made to Item 10 of Regulation S-K to prohibit in an SEC filing (as contrasted with information “furnished” to the SEC) “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA.” However, we further note that disclosures made under Item 2.02 of Form 8-K, such as those included in our Form 8-K and Exhibit 99.1 thereto, are not subject to the corresponding prohibition included in S-K Item 10(e)(1)(ii)(A), inasmuch as such information is “furnished,” not “filed.” See, e.g., the following from Section II.C.2 of the Non-GAAP Release:
•Information that is “furnished to the Commission” in such a Form 8-K is not subject to the requirements of amended Item 10 of Regulation S-K or Item 10 of Regulation S-B, while “filed” information would be subject to those requirements.
We acknowledge that the requirements of Item 10(e)(1)(i) [emphasis added] apply with respect to disclosures under Item 2.02 of Form 8-K, by virtue of Instruction 2 to Item 2.02. Nevertheless, the requirements of Item 10(e)(1)(ii) [emphasis added] do not apply with respect to disclosures under Item 2.02 of Form 8-K
# # #
We want to thank the Staff for its review of our filing to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (215) 299-5900.

Very truly yours,

/s/ GILBERTO ANTONIAZZI
Gilberto Antoniazzi
Chief Financial Officer

cc:	Sara Ponessa
Livent Corporation

Alexander Lord
KPMG LLP

Robert Friedel
Troutman Pepper Hamilton Sanders LLP

Michael Kaplan
Davis Polk & Wardwell LP